NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that a Special Meeting (the "Meeting") of the holders of common shares (the "Shares") of Peak Positioning Technologies Inc. (the "Corporation") will be held on November 9, 2020 at Peak Positioning Technologies Inc.'s offices located at 550 Sherbrooke West, West Tower, suite 265, Montreal, Quebec, H3A 1B9 at 10:00 AM (Montreal time), for the following purposes:

1. To consider, and if deemed advisable, approve a special resolution, as more particularly set forth in the accompanying Management Information Circular prepared for the purpose of the Meeting, relating to the amendment of the articles of the Corporation to change the name of the Corporation to "Peak Fintech Group Inc." (English version) and "Groupe Peak Fintech Inc." (French version);

2. To transact such other business as may properly come before the Meeting or any adjournment thereof.

Notice is also hereby given that the Board of directors (the "Board" or the "Board of directors") of the Corporation has fixed the record date for the Meeting at the close of business on October 5, 2020. The management information circular and the instrument of proxy for the Meeting are appended to the present Notice of Meeting. Shareholders may exercise their rights by attending the Meeting or by completing an instrument of proxy (the "Proxy"). Your Shares will be voted in accordance with your instructions as indicated on the Proxy. If you cannot attend the Meeting in person, kindly complete and return the enclosed form of proxy to the transfer agent, AST Trust Company (AST), 1 Toronto Street, Suite 1200, Toronto, Ontario, M5C 2V6, in the envelope provided. In order to be valid, the proxy must be in the hands of AST no later than forty-eight hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, or any adjournment thereof, or sent by facsimile at 1-866-781-3111 (toll-free in North America) or (416) 368-2502 by 10:00 AM (Montreal time), at the latest, two business days before the Meeting, or any adjournment thereof; or unless it is delivered to the Chairman of the Meeting prior to the commencement of the Meeting, or any adjournment thereof. A person appointed as Proxy need not be a shareholder of the Corporation.

Due to the current COVID-19 pandemic and physical distancing rules applicable within the Province of Quebec, the Corporation will hold the Meeting virtually, allowing shareholders to attend the meeting while also protecting the health of everyone. However, note that the corporation can not accept voting via the meeting's electronic platform. Therefore, no votes will be accepted at the webcast meeting and presence through the webcast medium will not, by itself without a proxy having been returned as described herein, be counted for the purposes of quorum, or voting. It is therefore highly recommended that shareholders who wish to ensure that their common shares will be voted, must complete, date and execute the enclosed form of proxy, or another suitable form of proxy, and deliver it by hand, by mail or by fax in accordance with the instructions set out in the form of proxy and in the circular.

PRIOR REGISTRATION TO THE MEETING IS REQUIRED. TO CONFIRM YOUR ATTENDANCE, PLEASE COMPLETE THE REGISTRATION FORM AVAILABLE AT: https://cutt.ly/PKKSpecialMeeting

Once your registration has been approved, you will receive an email with a link to the meeting. A Zoom meeting account is required to enter the meeting through the Web based application, you can register for free on the platform at Zoom.us. The registration confirmation email also contains Canada, U.S.A and Hong Kong based international numbers, which you can use to access the meeting with your phone.

SIGNED at Montréal, Quebec, on October 2, 2020